SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Playa Hotels & Resorts N.V.
(Name of Issuer)

Ordinary Shares, €0.10 par value per share
(Title of Class of Securities)

N70544106
(CUSIP Number)

Shulamit Leviant, Esq.
c/o Davidson Kempner Capital Management LP
520 Madison Avenue, 30th Floor
New York, New York 10022
(212) 446-4053

With a copy to:

Eleazer Klein, Esq. Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 22, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 21 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No N70544106	SCHEDULE 13D	Page 2 of 21 Pages

1	NAME OF REPORTING PERSON M.H. Davidson & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,811
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,811
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,811
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%
14	TYPE OF REPORTING PERSON PN

CUSIP No N70544106	SCHEDULE 13D	Page 3 of 21 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Partners
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 70,488
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 70,488
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 70,488
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14	TYPE OF REPORTING PERSON PN

CUSIP No N70544106	SCHEDULE 13D	Page 4 of 21 Pages

1	NAME OF REPORTING PERSON DKIP (Cayman) Ltd II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 155,386
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 155,386
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 155,386
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.10%
14	TYPE OF REPORTING PERSON CO

CUSIP No N70544106	SCHEDULE 13D	Page 5 of 21 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 155,386
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 155,386
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 155,386
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.10%
14	TYPE OF REPORTING PERSON PN

CUSIP No N70544106	SCHEDULE 13D	Page 6 of 21 Pages

1	NAME OF REPORTING PERSON Davidson Kempner International, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 191,641
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 191,641
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 191,641
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.12%
14	TYPE OF REPORTING PERSON CO

CUSIP No N70544106	SCHEDULE 13D	Page 7 of 21 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Distressed Opportunities Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 555,979
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 555,979
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 555,979
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.34%
14	TYPE OF REPORTING PERSON PN

CUSIP No N70544106	SCHEDULE 13D	Page 8 of 21 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Distressed Opportunities International Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 853,295
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 853,295
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 853,295
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.53%
14	TYPE OF REPORTING PERSON CO

CUSIP No N70544106	SCHEDULE 13D	Page 9 of 21 Pages

1	NAME OF REPORTING PERSON DKLDO V Trading Subsidiary LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 13,302,919
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 13,302,919
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 13,302,919
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.19%
14	TYPE OF REPORTING PERSON PN

CUSIP No N70544106	SCHEDULE 13D	Page 10 of 21 Pages

1	NAME OF REPORTING PERSON Davidson Kempner Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 15,142,519
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 15,142,519
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 15,142,519
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.32%
14	TYPE OF REPORTING PERSON PN

CUSIP No N70544106	SCHEDULE 13D	Page 11 of 21 Pages

1	NAME OF REPORTING PERSON Anthony A. Yoseloff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 15,142,519
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 15,142,519
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 15,142,519
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.32%
14	TYPE OF REPORTING PERSON IN

CUSIP No N70544106	SCHEDULE 13D	Page 12 of 21 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the Ordinary Shares, €0.10 par value per share (the “Ordinary Shares”) of Playa Hotels & Resorts N.V., a Netherlands public limited company (the “Issuer”). The Issuer's principal executive offices are located at Nieuwezijds Voorburgwal 104 1012 SG Amsterdam, the Netherlands.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Statement is filed by each of the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	M.H. Davidson & Co., a New York limited partnership (“CO”). M.H. Davidson & Co. GP, L.L.C., a Delaware limited liability company, is the general partner of CO. DKCM (as defined below) is responsible for the voting and investment decisions of CO;

(ii)

Davidson Kempner Partners, a New York limited partnership (“DKP”). MHD Management Co., a New York limited partnership (“MHD”), is the general partner of DKP and MHD Management Co. GP, L.L.C., a Delaware limited liability company, is the general partner of MHD. DKCM is responsible for the voting and investment decisions of DKP;

(iii)

DKIP (Cayman) Ltd II, a Cayman Islands exempted company (“DKIP (Cayman) II”). DKCM is the investment manager of DKIP (Cayman) II and is responsible for the voting and investment decisions of DKIP (Cayman) II;

(iv)	Davidson Kempner Institutional Partners, L.P., a Delaware limited partnership (“DKIP”), with respect to Ordinary Shares held by DKIP (Cayman) II. DKIP is the 100% equityholder of DKIP (Cayman) II. Davidson Kempner Advisers Inc., a New York corporation, is the general partner of DKIP. DKCM is responsible for the voting and investment decisions of DKIP and DKIP (Cayman) II;

(v)	Davidson Kempner International, Ltd., a British Virgin Islands business company (“DKIL”). DKCM is the investment manager of DKIL and is responsible for the voting and investment decisions of DKIL;

(vi)	Davidson Kempner Distressed Opportunities Fund LP, a Delaware limited partnership (“DKDOF”). DK Group LLC, a Delaware limited liability company, is the general partner of DKDOF. DKCM is responsible for the voting and investment decisions of DKDOF;

CUSIP No N70544106	SCHEDULE 13D	Page 13 of 21 Pages

(vii)	Davidson Kempner Distressed Opportunities International Ltd., a Cayman Islands exempted company (“DKDOI”). DK Management Partners LP, a Delaware limited partnership, is the investment manager of DKDOI. DKCM is responsible for the voting and investment decisions of DKDOI;

(viii)	DKLDO V Trading Subsidiary LP, a Cayman Islands exempted limited partnership (“DKLDO”). Davidson Kempner Long-Term Distressed Opportunities GP V LLC, a Delaware limited liability company, is the general partner of DKLDO. DKCM is responsible for the voting and investment decisions of DKLDO.

(ix)	Davidson Kempner Capital Management LP, a Delaware limited partnership and a registered investment adviser with the U.S. Securities and Exchange Commission (the “SEC”), acts as ultimate investment manager to each of CO, DKP, DKIP, DKIP (Cayman) II, DKIL, DKDOF, DKDOI and DKLDO (“DKCM”) either directly or by virtue of a sub-advisory agreement with the investment manager of the relevant fund. DKCM GP LLC, a Delaware limited liability company, is the general partner of DKCM. The managing members of DKCM are Anthony A. Yoseloff, Eric P. Epstein, Conor Bastable, Shulamit Leviant, Morgan P. Blackwell, Patrick W. Dennis, Gabriel T. Schwartz, Zachary Z. Altschuler, Joshua D. Morris and Suzanne K. Gibbons (collectively, the “DKCM Managing Members”); and

(x)	Mr. Anthony A. Yoseloff through DKCM, is responsible for the voting and investment decisions relating to the securities held by CO, DKP, DKIP, DKIP (Cayman) II, DKIL, DKDOF, DKDOI and DKLDO reported herein.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

(b)	The address of the principal business office of each of the Reporting Persons is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022.

(c)	The principal business of each of CO, DKP, DKIP (Cayman) II, DKIP, DKIL, DKDOF, DKDOI and DKLDO is to invest in securities. The principal business of DKCM is the management of the affairs of CO, DKP, DKIP (Cayman) II, DKIP, DKIL, DKDOF, DKDOI, DKLDO and other investment funds, either directly or by virtue of a sub-advisory agreement with the investment manager of the relevant fund. The principal business of Mr. Anthony A. Yoseloff is to invest for funds and accounts under his management.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No N70544106	SCHEDULE 13D	Page 14 of 21 Pages

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

(f)	(i)	CO – a New York limited partnership

	(ii)	DKP – a New York limited partnership

	(iii)	DKIP (Cayman) II - a Cayman Islands exempted company

	(iv)	DKIP – a Delaware limited partnership

	(v)	DKIL – a British Virgin Islands business company

	(vi)	DKDOF- a Delaware limited partnership

	(vii)	DKDOI - a Cayman Islands exempted company

	(viii)	DKLDO – a Cayman Islands exempted limited partnership

	(ix)	DKCM – a Delaware limited partnership

	(x)	Anthony A. Yoseloff – United States

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Ordinary Shares reported herein were derived from the general working capital of CO, DKP, DKIP (Cayman) II, DKIL, DKDOF, DKDOI, DKLDO (the “DK Funds”). A total of approximately $77,488,364, excluding commissions, was paid to acquire the Ordinary Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the Ordinary Shares for investment purposes, subject to the following:

CUSIP No N70544106	SCHEDULE 13D	Page 15 of 21 Pages

The Reporting Persons intend to review the Reporting Persons’ investment in the Issuer on a continuing basis. As a result of the Reporting Persons’ continuous review and evaluation of the business of the Issuer, the Reporting Persons may communicate with the board of directors of the Issuer (the “Board”), members of management and/or other stockholders or other relevant parties from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing stockholder value. The Reporting Persons may seek to sell or otherwise dispose of some or all of the Issuer’s securities (which may include, but is not limited to, transferring some or all of such securities to its affiliates or distributing some or all of such securities to such Reporting Person’s respective partners, members or beneficiaries, as applicable) from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons.

In addition, an affiliate of the Reporting Persons holds an aggregate principal amount of (i) $110,000,000 of the Property Loan, (ii) $34,999,999 of the Term A1 Loan, (iii) $31,000,001 of the Term A2 Loan and (iv) $27,318,629 of the Term A3 Loan (each as defined in the Annual Report on Form 10-K filed by the Issuer with the SEC on February 24, 2022). Should the Issuer refinance any of the forgoing indebtedness, the Reporting Persons may seek to participate in any such refinancing.

Other than as described in this Item 4, none of the Reporting Persons has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons at any time and from time to time, may review or reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing any such transactions with advisors, the Issuer or other persons.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Ordinary Shares and percentages of Ordinary Shares beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon an aggregate of 162,387,308 Ordinary Shares outstanding as of October 31, 2022, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 filed with the SEC on November 3, 2022.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Ordinary Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

CUSIP No N70544106	SCHEDULE 13D	Page 16 of 21 Pages

(c)	No transactions in the Ordinary Shares were effected by the Reporting Persons during the past sixty (60) days.
(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Ordinary Shares.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The DK Funds have entered into notational principal amount derivative agreements in the form of cash settled swaps (the “Derivative Agreements”) with respect to an aggregate of 11,450,227 Ordinary Shares (collectively representing economic exposure comparable to 7.1% of the outstanding Ordinary Shares) The Derivative Agreements provide the DK Funds with economic results that are comparable to the economic results of ownership of the Ordinary Shares but do not provide them with the power to vote or direct the voting of, or dispose of or direct the disposition of, the shares that are referenced by the Derivative Agreements (such shares, the “Subject Shares”). The Reporting Persons disclaim beneficial ownership in the Subject Shares. The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.

Other than as described in this Schedule 13D and the Joint Filing Agreement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or similar relationships with respect to the securities of the Issuer between any of the Reporting Persons or Instruction C Persons and any other person or entity.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:	Joint Filing Agreement Statement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No N70544106	SCHEDULE 13D	Page 17 of 21 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: November 23, 2022	/s/ Anthony A. Yoseloff
ANTHONY A. YOSELOFF, (i) individually, (ii) as Executive Managing Member of: (a) Davidson Kempner Capital Management LP, (x) for itself and (y) as Investment Manager of Davidson Kempner International, Ltd. and DKIP (Cayman) Ltd II, (b) M.H. Davidson & Co. GP, L.L.C., as General Partner of M.H. Davidson & Co., (c) MHD Management Co. GP, L.L.C., as General Partner of MHD Management Co. as General Partner of Davidson Kempner Partners, (d) DK Group LLC, as General Partner of Davidson Kempner Distressed Opportunities Fund LP, (e) DK Stillwater GP LLC, as General Partner of DK Management Partners LP, as Investment Manager of Davidson Kempner Distressed Opportunities International Ltd., and (f) Davidson Kempner Long-Term Distressed Opportunities GP V LLC, as General Partner of DKLDO V Trading Subsidiary LP, and (iii) as Director of Davidson Kempner Advisers Inc. as General Partner of Davidson Kempner Institutional Partners, L.P.

CUSIP No N70544106	SCHEDULE 13D	Page 18 of 21 Pages

SCHEDULE A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the “Instruction C Persons”). To the best of the Reporting Persons' knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Ordinary Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D, except to the extent such Instruction C Person is a Reporting Person in which case such Instruction C Person's beneficial ownership is as set forth in Item 5 of the Schedule 13D.

REPORTING PERSON: M.H. Davidson & Co. (“CO”)

M.H. Davidson & Co. GP, L.L.C. (“Co GP”) serves as the general partner of Co. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the general partner of Co. Co GP is a Delaware limited liability company.

The DKCM Managing Members serve as the managing members of Co GP. The other information with respect to the DKCM Managing Members required by Instruction C of the instructions to Schedule 13D is set forth below.

REPORTING PERSON: DAVIDSON KEMPNER PARTNERS (“DKP”)

MHD Management Co. (“MHD”) serves as the general partner of DKP. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the general partner of DKP. MHD is a New York limited partnership.

MHD Management Co. GP, L.L.C. (“MHD GP”) serves as the general partner of MHD. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the general partner of MHD. MHD GP is a Delaware limited liability company.

The DKCM Managing Members serve as the managing members of MHD GP. The other information with respect to the DKCM Managing Members required by Instruction C of the instructions to Schedule 13D is set forth below.

CUSIP No N70544106	SCHEDULE 13D	Page 19 of 21 Pages

REPORTING PERSON: DKIP (CAYMAN) LTD II (“DKIP (Cayman) II”)

Morgan P. Blackwell serves as the sole director of DKIP (Cayman) II. The other information with respect to Morgan P. Blackwell, a DKCM Managing Member, required by Instruction C of the instructions to Schedule 13D is set forth below.

REPORTING PERSON: DAVIDSON KEMPNER INSTITUTIONAL PARTNERS L.P. (“DKIP”)

Davidson Kempner Advisers Inc. (“DKA”) serves as the general partner of DKIP. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the general partner of DKIP. DKA is a New York corporation.

The DKCM Managing Members serve as the managing members of DKA. The other information with respect to the DKCM Managing Members required by Instruction C of the instructions to Schedule 13D is set forth below.

REPORTING PERSON: DAVIDSON KEMPNER INTERNATIONAL, LTD. (“DKIL”)

The following sets forth the name, position, address, principal occupation and citizenship of any control person, director and/or executive officer of DKIL:

Name	Position	Citizenship	Present Principal Occupation	Business Address
Thomas L. Kempner, Jr.	Director	United States	Director of DKIL & DKDOI	767 Fifth Avenue, 15th Floor, New York, NY 10153
Gary Linford	Director	South Africa	Managing Director of HighWater Limited	Grand Pavilion Commercial Centre 1st Floor, 802 West Bay Road Grand Cayman, Cayman Islands
John Lewis	Director	United Kingdom	Director of HighWater Limited	Grand Pavilion Commercial Centre 1st Floor, 802 West Bay Road Grand Cayman, Cayman Islands

CUSIP No N70544106	SCHEDULE 13D	Page 20 of 21 Pages

REPORTING PERSON: Davidson Kempner Distressed Opportunities Fund LP (“DKDOF”)

DK Group LLC (“DKG”) serves as the general partner of DKDOF. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the general partner of DKDOF. DKG is a Delaware limited liability company.

The DKCM Managing Members serve as the managing members of DKG. The other information with respect to the DKCM Managing Members required by Instruction C of the instructions to Schedule 13D is set forth below.

REPORTING PERSON: Davidson Kempner Distressed Opportunities International Ltd. (“DKDOI”)

Messrs. Thomas L. Kempner, Jr., Gary Linford and John Lewis serve as the directors of DKDOI. The other information with respect to Messrs. Thomas L. Kempner, Jr., Gary Linford and John Lewis required by Instruction C of the instructions to Schedule 13D is set forth above.

REPORTING PERSON: DKLDO V Trading Subsidiary LP (“DKLDO”)

Davidson Kempner Long-Term Distressed Opportunities GP V LLC (“DKLDO GP”) serves as the general partner of DKLDO. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the general partner of DKLDO. DKLDO GP is a Delaware limited liability company.

The DKCM Managing Members serve as the managing members of DKLDO GP. The other information with respect to the DKCM Managing Members required by Instruction C of the instructions to Schedule 13D is set forth below.

REPORTING PERSON: DAVIDSON KEMPNER CAPITAL MANAGEMENT LP (“DKCM”)

DKCM GP LLC (“DKCM GP”) serves as the general partner of DKCM. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the general partner of DKCM. DKCM GP is a Delaware limited liability company.

The DKCM Managing Members serve as the managing members of DKCM. The business address of each Managing Member is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. The principal occupation of each Managing Member is to invest for funds and accounts under their management. Each Managing Member is a United States citizen.

CUSIP No N70544106	SCHEDULE 13D	Page 21 of 21 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: November 23, 2022	/s/ Anthony A. Yoseloff
ANTHONY A YOSELOFF, (i) individually, (ii) as Executive Managing Member of: (a) Davidson Kempner Capital Management LP, (x) for itself and (y) as Investment Manager of Davidson Kempner International Ltd. and DKIP (Cayman) Ltd II, (b) M.H. Davidson & Co. GP, L.L.C., as General Partner of M.H. Davidson & Co., (c) MHD Management Co. GP, L.L.C., as General Partner of MHD Management Co. as General Partner of Davidson Kempner Partners, (d) DK Group LLC, as General Partner of Davidson Kempner Distressed Opportunities Fund LP, (e) DK Stillwater GP LLC, as General Partner of DK Management Partners LP as Investment Manager of Davidson Kempner Distressed Opportunities International Ltd., (f) Davidson Kempner Long-Term Distressed Opportunities GP V LLC, as General Partner of DKLDO V Trading Subsidiary LP, and (iii) as Director of Davidson Kempner Advisers Inc. as General Partner of Davidson Kempner Institutional Partners, L.P.